[redacted]

13013471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

SEC FILE NUMBER
8- 52394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Watkins Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

722 West Shepard Lane Suite 103
(No. and Street)

Farmington (City) Utah (State) 84025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher M. Watkins 801-451-6367
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stayner Bates & Jensen P.C.
(Name – *if individual, state last, first, middle name*)

510 South 200 West # 200 (Address) Salt Lake City (City) Utah (State) 84110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/13

OATH OR AFFIRMATION

I, Christopher M. Watkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Watkins Financial Services, Inc., as of December 31, 2012, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC
KARLA H. WILKINS
Commission No. 606219
Commission Expires
APRIL 5, 2015
STATE OF UTAH

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Watkins Financial Services, Inc.
722 W. Shepard Lane, Suite 103
Farmington, UT 84025
FINRA
SEC# 8-52394 / FYE - December

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Chris Watkins; 801-451-6367

2. A. General Assessment (item 2e from page 2) $ 1,255

B. Less payment made with SIPC-6 filed (exclude interest) (671)
July 12, 2012
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 584

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 584

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 584

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Watkins Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 15 day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 12
and ending December 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$554,450
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	33,900
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	18,504
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	52,404
2d. SIPC Net Operating Revenues	$502,046
2e. General Assessment @ .0025	$1,255
	(to page 1, line 2.A.)

SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2012

WATKINS FINANCIAL SERVICES, INC.

Stayner Bates & Jensen P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2012

WATKINS FINANCIAL SERVICES, INC.

CONTENTS

Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Watkins Financial Services, Inc.
Farmington, Utah

We have audited the accompanying balance sheet of Watkins Financial Services, Inc. as of December 31, 2012 and the related statements of operations, stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah • 84110-2995

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Watkins Financial Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Stayner, Bates & Jensen, P.C.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
February 23, 2013

Watkins Financial Services, Inc.
Balance Sheet
December 31, 2012

ASSETS		
Current Assets:		
Cash	$	14,100
Receivables from customers		34,730
Total Current Assets		48,830
Property and equipment, net (Notes 2 and 3)		2,530
Total Assets	$	51,360
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$	425
Accrued liabilities		5,900
Total Current Liabilities		6,325
Subordinated debt to stockholder (Note 4)		10,000
Total Liabilities		16,325
Stockholders' Equity:		
Common stock - $ 0.10 par value; 1,000 authorized shares, 1,000 shares issued and outstanding		100
Additional paid-in capital		28,900
Retained earnings		6,035
Total Stockholders' Equity		35,035
Total Liabilities and Stockholders' Equity	$	51,360

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.
Statement of Operations
For the Year Ended December 31, 2012

Revenues - commissions	$	554,030
Expenses		
Officer concessions		348,000
Payroll		159,611
Other general and administrative		58,862
Total Expenses		566,473
Loss from Operations		(12,443)
Other Income (Expense):		
Interest and dividends		18
Net Loss	$	(12,425)

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.
Statement of Stockholders' Equity
For the Year Ended December 31, 2012

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2012	1,000	$ 100	$ 28,900	$ 18,460	$ 47,460
Net loss	-	-	-	(12,425)	(12,425)
Balance, December 31, 2012	1,000	$ 100	$ 28,900	$ 6,035	$ 35,035

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2012

Subordinated borrowings, beginning of year	$	10,000
Increases		-
Decreases		-
Subordinated borrowings, end of year	$	10,000

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash Flows From Operating Activities:		
Net loss	$	(12,425)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		947
Change in assets and liabilities:		
Accounts receivable		13,975
Accounts payable		(5,537)
Accrued liabilities		865
Net Cash Used in Operating Activities		(2,175)
Cash Flows From Investing Activities:		-
Cash Flows From Financing Activities:		-
Net decrease in cash		(2,175)
Cash, beginning of year		16,275
Cash, end of year	$	14,100

Supplemental Cash Flow Information

Cash paid for interest	$	-

The accompanying notes are an integral part of these financial statements

1. Nature of Operations

Watkins Financial Services, Inc. (the "Company") was incorporated in the State of Utah on January 7, 2000, for the purpose of operating a broker dealer business. All issued shares of the Company's common stock are held by one shareholder (the shareholder).

2. Summary of Significant Accounting Policies

The Company's accounting policies reflect practices of the financial services industry and conform to generally accepted accounting principles. The following policies are considered to be significant:

Accounting method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

Revenue and cost recognition

Revenues are recognized as follows:

- *Commissions*: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

- *Securities Transactions*: Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Income taxes

The Company has elected, with the consent of its shareholders, to be taxed as an "S" corporation under the Internal Revenue Service Code Section 1362. An "S" Corporation does not generally pay income taxes, but instead, its shareholders are taxed on the Company's income. Therefore these statements will not include any provision for corporate income tax.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

2. Summary of Significant Accounting Policies (Continued)

Cash and cash equivalents

For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment is stated at cost. Depreciation is provided using straight-line methods over the estimated useful lives of the assets. The estimated useful lives are as follows:

Office equipment	3 years
Furniture and fixtures	7 years

Receivables from customers

No allowance for uncollectible accounts has been provided. Management has evaluated the accounts and believes they are all collectible at December 31, 2012.

Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred.

Fair value of financial instruments

The fair value of financial instruments including cash, contracts receivable, accounts payable, and notes payable approximate book values at December 31, 2012.

Concentrations of credit risk

The Company provides consulting and brokerage services to corporations, pension and retirement funds, and individuals in the United States. Substantially all revenues and receivables relate to providing services to these entities and individuals.

Although the Company is directly affected by the economy, management does not believe significant credit risk exists at December 31, 2012.

On November 9, 2010, the FDIC Board of Directors issued a final rule to provide temporary unlimited deposit insurance coverage for non-interest bearing transaction accounts at all FDIC-insured depository institutions. This additional temporary coverage is effective through December 31, 2012. In addition, the FDIC currently provides $250,000 of insurance coverage per depository institution on interest bearing transaction accounts. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company's cash will not be impacted by adverse economic conditions in the financial markets.

2. Summary of Significant Accounting Policies (Continued)

Concentrations of credit risk (continued)

At December 31, 2012, the Company had in its bank accounts $-0- in excess of the $250,000 per depository institution that is federally insured. In the event of the failure of the depository institution, the Company would sustain a loss of funds that exceed $250,000.

Impact of new accounting pronouncements

The Company has reviewed all recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operation, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on the financial statements.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2012:

Office equipment	$	2,236
Furniture and fixtures		6,625
Total property and equipment		8,861
Accumulated depreciation		(6,331)
Property and equipment, net	$	2,530

Depreciation expense on property and equipment was $947 for the year ended December 31, 2012.

4. Related Party Transactions

The Company has subordinated debt to a shareholder in the amount of $10,000. The debt is due September 30, 2013, and is non-interest bearing. The debt is subordinated to all other liabilities.

The Company provides services for individuals and entities that are related to the shareholder of the Company. The Company had $413,590, or 75% of its revenue, from these individuals and entities for the year ended December 31, 2012.

5. Fair Value of Financial Instruments

None of the Company's financial instruments are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2012 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000. At December 31, 2012, the Company had net capital of $42,505, which was $37,505 in excess of its required net capital of $5,000.

7. Reserve Requirements

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

8. Subsequent Events

The Company has evaluated subsequent events through February 23, 2013, the date which the financial statements were available to be issued, and noted no material subsequent events that would require adjustment to or disclosure in these financial statements as of December 31, 2012.

Watkins Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	35,035
Add: Subordinated borrowing allowable in computation of net capital		10,000
Less: Non-allowable assets (see page 15)		(2,530)
NET CAPITAL	$	42,505
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	422
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	37,505
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	41,873
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income	$	6,325
Percentage of aggregate indebtedness to net capital		15%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	44,153
Audit Adjustments		(1,648)
NET CAPITAL PER AUDIT REPORT	$	42,505

Watkins Financial Services, Inc.
Non-Allowable Assets
December 31, 2012

NON-ALLOWABLE ASSETS

Property and equipment, at cost, net of accumulated depreciation of $6,331	$	2,530
TOTAL NON-ALLOWABLE ASSETS	$	2,530

PART II

WATKINS FINANCIAL SERVICES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2012

Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Watkins Financial Services, Inc.
Farmington, Utah

In planning and performing our audit of the financial statements of Watkins Financial Services, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2012, we have considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. We did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah • 84110-2995

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2012 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate on December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Stayner, Bates & Jensen, P.C.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
February 23, 2013

PART III

WATKINS FINANCIAL SERVICES, INC.

STATEMENT OF SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2012

Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Watkins Financial Services, Inc.
Farmington, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Watkins Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Watkins Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Watkins Financial Services, Inc.'s management is responsible for Watkins Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check register and bank statement noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah • 84110-2995

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stayner, Bates & Jensen, P.C.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
February 23, 2013